OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-Looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission, or SEC, on March 3, 2023, or our 2022 Annual Report, as updated by the “Risk Factors” section below.

Overview of Business and Trend Information

We are a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, we are positioned to capture share in a significant and growing global marketplace, with a focus on manufacturing, which we view as having the largest and fastest growing total addressable market.
Our approximately 1,700 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Our products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. Our 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production. By end of 2022, we estimate that we derived over 32.5% of our revenues from manufacturing solutions.
A series of recent acquisitions and other transactions has strengthened our leadership in various facets of our business, and have added incremental growth engines to our platform. Our acquisition, in December 2020, of Origin Laboratories, Inc., or Origin, significantly strengthened our leadership in mass production for polymer 3D printing. Origin’s pioneering approach to additive manufacturing of end-use parts has enabled us to serve a large market with manufacturing-grade 3D printers, utilizing P3 Programmable PhotoPolymerization. Our acquisition, in the first quarter of 2021, of UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions, provided us with a complementary technology that further expanded our polymer suite of solutions across the product life cycle. Similarly, our acquisition, in November 2021, of all remaining shares of Xaar 3D Ltd. or Xaar, has begun to accelerate our growth in production-scale 3D printing. The recently completed transaction between our former subsidiary, MakerBot, a leader in desktop 3D printing, and Ultimaker, gave us a significant (approximately 46.5%) stake in a new entity that has a broad technology offering, a larger scale, and that is well-capitalized and is therefore better equipped to compete in the attractive desktop 3D printing segment. Our October 2022 asset acquisition from the quality assurance software company Riven, a Berkeley, California-based start-up, enables us to fully integrate its cloud-based software solution into our GrabCAD® Additive Manufacturing Platform, thereby enabling more manufacturing customers to adopt Stratasys solutions for end-use parts production. Our acquisition, in April 2023, of Covestro’s additive manufacturing business will give us the ability to accelerate innovative developments in 3D printing materials and to thereby further grow adoption of our newest technologies, including our Origin P3™, Neo® stereolithography, and H350™ printers, with which Covestro’s resins can be used. Also, we acquired an IP portfolio comprised of hundreds of patents and pending patents.

Business Performance in Macro-Economic Environment
     Our current outlook, as well as our results of operations for the first quarter of 2023, should be evaluated in light of current global macroeconomic conditions, including challenging trends that have arisen in the post-COVID-19 period. Our revenues in the first quarter of 2023 decreased by 8.6% relative to the corresponding quarter of 2022, evidencing macro-economic pressure on capital expenditure budgets of our customers, which has been causing longer sales cycles for our systems and occasional deferral of orders of our systems. The decrease in systems revenues was also attributable in part to the disposition of our former subsidiary, MakerBot, in August 2022, and unfavorable currency exchange rates. On the other hand, the first quarter results also evidence stronger utilization of our installed systems by our customers, which drove higher revenues in both consumables and customer service. We are cautiously optimistic that we will achieve sequential revenue growth during the remaining quarters of 2023, most notably in the second half of the year, evidencing stronger top-line results from systems that contain recently acquired technology.
We continue to closely monitor macro-economic conditions, including the headwinds caused by supply chain problems, inflation, increased interest rates and other trends that have been adversely impacting economic activity on a global scale, and which have also adversely affected us. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences as needed. We estimate that those conditions have impacted us most notably by limiting our ability to increase our gross margins and our operating margins more significantly in the short-term, given the increased cost of goods and operating expenses associated with global supply chain problems and inflation. We have used price increases to offset those cost pressures. Assuming that those logistical issues and inflationary pressures ease, and the global economy remains relatively stable, we expect that those margins will improve, as we execute on our growth plans and as a result of a favorable products mix.
Specific developments that may potentially impact our operating performance in an adverse manner include:
  further actions taken by central banks in Europe and the U.S. to increase interest rates as a means to slow down inflation, which may worsen credit/financing conditions for our customers who purchase our products; and
  potential contraction of economic activities and recessionary conditions that could arise as a result of interest rate increases and a decrease in consumer demand;
      We cannot provide any assurances as to the extent of our resilience to the adverse impact of these specific developments in future periods.
We ended the first quarter of 2023 with $287.6 million in cash, cash equivalents and short-term deposits. We believe that we are well suited to continue to manage the current global macro-economic climate with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We have continued to selectively apply certain cost controls, which we began doing at the start of the COVID-19 pandemic, while ensuring that our NPI programs are well-funded, and we plan to continue investing as needed in order to support our new product development programs.

 Summary of Financial Results

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three months ended March 31, 2023 with the corresponding period in 2022.

 Results of Operations

 Comparison of Three Months Ended March 31, 2023 to Three Months Ended March 31, 2022

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended March 31,
	2023		2022
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$149,377	100.0%	$163,429	100.0%
Cost of revenues	83,982	56.2%	93,752	57.4%
Gross profit	65,395	43.8%	69,677	42.6%
Research and development, net	21,475	14.4%	23,998	14.7%
Selling, general and administrative	60,717	40.6%	65,263	39.9%
Operating loss	16,797	11.2%	19,584	12.0%
Financial expenses (income), net	(773)	(0.5)%	1,362	0.8%
Loss before income taxes	16,024	10.7%	20,946	12.8%
Income tax benefit (expenses)	(3,775)	2.5%	73	0.0%
Share in losses of associated companies	2,425	1.6%	75	0.0%
Net loss	22,224	14.9%	20,948	12.8%

Discussion of Results of Operations

Revenues

Our products and services revenues in the three months ended March 31, 2023 and 2022, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended March 31,
	2023	2022	% Change
	U.S. $ in thousands
Products	$100,971	$113,073	(10.7)%
Services	48,406	50,356	(3.9)%
	$149,377	$163,429	(8.6)%

       Products Revenues

Revenues derived from products (including systems and consumables materials) decreased by $12.1 million, or 10.7%, for the three months ended March 31, 2023, as compared to the three months ended March 31, 2022, mainly due to longer sales cycle, impact of MakerBot divestiture and as a result of unfavorable exchange rates, partially offset by higher consumables revenues of $2.0 million as a result of higher usage of our systems.
Revenues derived from systems decreased by $14.1 million, or 25.8%, for the three months ended March 31, 2023, as compared to the three months ended March 31, 2022. The decrease is mainly attributable to longer sales cycles as well as the impact of divestiture of MakerBot, which occurred at the end of August 2022, as MakerBot’s revenues were consolidated with our revenues in the first quarter of 2022 but not the corresponding quarter of 2023, and to unfavorable exchange rates in amount of $0.7 million.
Revenues derived from consumables increased by $2.0 million, or 3.3%, for the three months ended March 31, 2023, as compared to the three months ended March 31, 2022. The increase in consumables reflects higher utilization rates of systems as initial materials are replenished.

Services Revenues

Services revenues (including SDM, maintenance contracts, time and materials and other services) decreased by $2.0 million for the three months ended March 31, 2023, or 3.9%, as compared to the three months ended March 31, 2022. Within services revenues, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 4.9%.

Revenues by Region

Revenues and the percentage of revenues by region for the three months ended March 31, 2023 and 2022, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Three Months Ended March 31,
	2023		2022		% Change
	U.S.$ in thousands	% of Revenues	U.S.$ in thousands	% of Revenues
Americas*	$90,080	60.3%	$98,567	60.3%	(8.6)%
EMEA	37,880	25.4%	40,055	24.5%	(5.4)%
Asia Pacific	21,417	14.3%	24,807	15.2%	(13.7)%
	$149,377	100.0%	$163,429	100.0%	(8.6)%

* Represent the United States, Canada and Latin America

Revenues in the Americas region decreased by $8.5 million, or 8.6%, to $90.1 million for the three months ended March 31, 2023, compared to $98.6 million for the three months ended March 31, 2022. The decrease mainly related to the impact of the MakerBot divestiture at the end of August 2022, which deconsolidated MakerBot and its revenues from our consolidated revenues.
Revenues in the EMEA region decreased by $2.2 million, or 5.4%, to $37.9 million for the three months ended March 31, 2023, compared to $40.1 million for the three months ended March 31, 2022. The decrease was primarily driven by a decrease in systems revenues, partially offset by higher consumables revenues. On a constant currency basis when using prior period’s exchange rates, revenues decreased by $0.9 million, or 2.1%.
Revenues in the Asia Pacific region decreased by $3.4 million, or 13.7%, to $21.4 million for the three months ended March 31, 2023, compared to $24.8 million for the three months ended March 31, 2022. The decrease was primarily driven by slowdown in systems revenues. On a constant currency basis when using prior period’s exchange rates, revenues decreased by $2.5 million, or 10.0%.

Gross Profit

Gross profit from our products and services, as well as the percentage change reflected thereby, was as follows:

	Three Months Ended March 31,
	2023	2022
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$49,858	$53,700	(7.2)%
Services	15,537	15,977	(2.8)%
	$65,395	$69,677	(6.1)%

Gross profit as a percentage of revenues from our products and services was as follows:

	Three Months Ended March 31,
	2023	2022
Gross profit as a percentage of revenues from:
Products	49.4%	47.5%
Services	32.1%	31.7%
Total gross profit	43.8%	42.6%
Gross profit attributable to products revenues decreased by $3.8 million, or 7.2%, to $49.9 million for the three months ended March 31, 2023, compared to gross profit of $53.7 million for the three months ended March 31, 2022. Gross profit attributable to products revenues as a percentage of products revenues increased  to 49.4% for the three months ended March 31, 2023, compared to 47.5% for the three months ended March 31, 2022. Our gross profit from products revenues increased mainly as a result of a decrease in amortization expense of $3.0 million, favorable product mix and the impact of MakerBot divestiture, partially offset by unfavorable exchange rates. Gross profit attributable to services revenues decreased by $0.4 million, or 2.8%, to $15.5 million for the three months ended March 31, 2023, compared to $16.0 million for the three months ended March 31, 2022. Gross profit attributable to services revenues as a percentage of services revenues increased to 32.1% in the three months ended March 31, 2023, as compared to 31.7% for the three months ended March 31, 2022. Our gross profit from services revenues increased mainly as a result of favorable product mix.

Operating Expenses

The amount of each type of operating expense for the three months ended March 31, 2023 and 2022, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such quarter, were as follows:

	Three Months Ended March 31,
	2023	2022	% Change
	U.S. $ in thousands

Research and development, net	$21,475	$23,998	(10.5)%
Selling, general and administrative	60,717	65,263	(7.0)%
	$82,192	$89,261	(7.9)%
Percentage of revenues	55.0%	54.6%

        Operating expenses were $82.2 million in the first quarter of 2023, compared to operating expenses of $89.3 million in the first quarter of 2022. The decrease in operating expenses was driven primarily by the impact of the divestiture of MakerBot, which resulted in a decrease in operational expenses of $5.1 million, a favorable currency exchange rate impact of $2.4 million, partially offset by higher employee-related costs of $1.5 million, among other due to our recent acquisitions, and restructuring and other related costs of $1.2 million.

Research and development expenses, net decreased by $2.5 million, or 10.5%, to $21.5 million for the three months ended March 31, 2023, compared to $24.0 million for the three months ended March 31, 2022. The amount of research and development expenses constituted 14.4% of our revenues for the three months ended March 31, 2023, as compared to 14.7% for the three months ended March 31, 2022. The absolute decrease in research and development expenses, was primarily attributable to the impact of MakerBot divestiture in amount of $1.8 million.

We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications that will enhance our current solutions offerings.
Selling, general and administrative expenses decreased by $4.5 million, or 7.0%, to $60.7 million for the three months ended March 31, 2023, compared to $65.3 million for the three months ended March 31, 2022. The absolute decrease in selling, general and administrative expenses, was primarily attributable to the impact of MakerBot divestiture and a favorable currency exchange rate. The amount of selling, general and administrative expenses constituted 40.6% of our revenues for the three months ended March 31, 2023, as compared to 39.9% for the three months ended March 31, 2022, which we deem a non-material increase.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues were as follows:

	Three Months Ended March 31,
	2023	2022
	U.S. $ in thousands

Operating loss	$(16,797)	$(19,584)

Percentage of revenues	(11.2)%	(12.0)%

Operating loss amounted to $16.8 million for the three months ended March 31, 2023, compared to an operating loss of $19.6 million for the three months ended March 31, 2022. The absolute decrease in the operating loss of $2.8 million, as well as the decrease of operating loss as a percentage of revenues by 0.8%, were attributable to the 1.2% increase in gross profit as a percentage of revenues, partially offset by 0.4% increase of operating expenses as a percentage of revenues.

Financial Expenses (Income), net

Financial income, net, which was primarily comprised of foreign currency effects, higher interest income rate and interest expenses, was $0.8 million for the three months ended March 31, 2023, compared to financial expenses, net of $1.4 million for the three months ended March 31, 2022.

Income Taxes

Income tax benefit (expenses) and income tax benefit (expenses) as a percentage of net loss before taxes, as well as the percentage change in each, year over year, reflected thereby, were as follows:

	Three Months Ended March 31,
	2023	2022
	U.S. $ in thousands

Income tax benefit (expenses)	$(3,775)	$73

As a percent of loss before income taxes	(23.6)%	0.3%
We had an effective tax rate of 23.6% for the three-month period ended March 31, 2023, compared to an effective tax rate of 0.3% for the three-month period ended March 31, 2022. Our effective tax rate in the first quarter of 2023 was primarily impacted by the geographic mix of foreign taxable earnings and losses, movements in valuation allowance and changes in uncertain tax positions.

Share in Losses of Associated Companies

Share in losses of associated companies reflects our proportionate share of the losses of unconsolidated entities accounted for by using the equity method of accounting. During the three months ended March 31, 2023, the loss from our proportionate share of the losses of our equity method investments was $2.4 million, compared to a loss of $0.1 million in the three months ended March 31, 2022.

Net Loss and Net Loss Per Share

Net loss and net loss per share were as follows:

	Three Months Ended March 31,
	2023	2022
	U.S. $ in thousands

Net loss	$(22,224)	$(20,948)

Percentage of revenues	(14.9)%	(12.8)%

Basic and diluted net loss per share	$(0.33)	$(0.32)
Net loss was $22.2 million for the three months ended March 31, 2023, compared to net loss of $20.9 million for the three months ended March 31, 2022. The increase in net loss was attributable to share in losses of associated companies and income tax expenses of $2.4 million and $3.8 million, respectively, offset, in part, by more profitable operational results.
Net loss per share was $0.33 and $0.32 for the three-month periods ended March 31, 2023 and 2022, respectively, an insignificant change. The weighted average fully diluted share count was 67.6 million during the three months ended March 31, 2023, compared to 65.7 million during the three months ended March 31, 2022.

 Supplemental Operating Results on a Non-GAAP Basis

        The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and restructuring-related charges or gains, legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items.

The items adjusted in our non-GAAP results either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the table below.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and the related non-GAAP adjustments for the applicable periods:

		Three Months Ended March 31,
		2023	Non-GAAP	2023	2022	Non-GAAP	2022
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$65,395	$5,299	$70,694	$69,677	$7,689	$77,366
	Operating income (loss) (1,2)	(16,797)	18,315	1,518	(19,584)	21,607	2,023
	Net income (loss) (1,2,3)	(22,224)	23,306	1,082	(20,948)	22,158	1,210
	Net income (loss) per diluted share (4)	$(0.33)	$0.35	$0.02	$(0.32)	$0.34	$0.02

(1)	Acquired intangible assets amortization expense		4,001			6,966
	Non-cash stock-based compensation expense		932			900
	Restructuring and other related costs		366			(177)
			5,299			7,689

(2)	Acquired intangible assets amortization expense		2,194			2,225
	Non-cash stock-based compensation expense		7,308			7,633
	Restructuring and other related costs		1,798			555
	Revaluation of investments		580			1,061
	Contingent consideration		265			207
	Other expenses		871			2,237
			13,016			13,918
			18,315			21,607

(3)	Corresponding tax effect		3,038			145
	Equity method related amortization		1,490			-
	Finance expenses		463			406
			4,991			551

			$23,306			$22,158

(4)	Weighted average number of ordinary shares outstanding - Diluted	67,583		68,080	65,721		67,060

Liquidity and Capital Resources

A summary of our statements of cash flows is as follows:

	Three Months Ended March 31,
	2023	2022
	U.S $ in thousands
Net loss	$(22,224)	$(20,948)
Depreciation and amortization	11,680	15,290
Stock-based compensation	8,241	8,533
Foreign currency transactions loss	531	2,792
Other non-cash items, net	3,372	1,219
Change in working capital and other items	(19,526)	(22,949)
Net cash used in operating activities	(17,926)	(16,063)
Net cash provided by investing activities	75,922	67,738
Net cash provided by financing activities	855	1,021
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(168)	(2,228)
Net change in cash, cash equivalents and restricted cash	58,683	50,468
Cash, cash equivalents and restricted cash, beginning of period	150,686	243,293
Cash, cash equivalents and restricted cash, end of period	209,369	293,761

Our cash, cash equivalents and restricted cash balance increased to $ 209.4million as of March 31, 2023 from $150.7 million as of December 31, 2022. The increase in cash, cash equivalents and restricted cash in the three months ended March 31, 2023 was primarily due to $75.9 million of cash provided by investing activities, partially offset by $17.9 million of cash used in operating activities.

Cash flows from operating activities

We used $17.9 million of cash in operating activities during the three months ended March 31, 2023. That cash used in operating activities reflects our $22.2 million net loss, negative changes in our working capital of $19.5 million, depreciation and amortization in an aggregate amount of $11.6 million, stock-based compensation of $8.2 million and foreign currency transactions gains of $0.5 million. Change in working capital of $19.5 million was mainly driven by increase in inventory of $10.1 million, as well as a decrease in account payables of $18.5 million, partially offset by a decrease in account receivables, prepaid expenses and non-current assets in total amount of $6.7 million.

Cash flows from investing activities

We generated $75.9 million of cash from our investing activities during the three months ended March 31, 2023. The increase is mostly attributable to $98.9 million net proceeds from short-term bank deposits, partially offset by purchases of property and equipment and cash paid for acquisitions in an aggregate amount of $20.2 million.

Cash flows from financing activities

We generated $0.9 million of cash from financing activities during the three months ended March 31, 2023.

Capital resources and capital expenditures

Our total current assets amounted to $665.0 million as of March 31, 2023, of which $287.6 million consisted of cash, cash equivalents, short-term deposits and restricted cash. Total current liabilities amounted to $202.1 million. Most of our cash and cash equivalents and short-term deposits are held in banks in Israel, US and in the U.K.

The credit risk related to our accounts receivable is limited, due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposure related to our accounts receivable by imposing credit limits, conducting ongoing credit evaluation, and by implementing account monitoring procedures, as well as credit insurance for many of our customers.

We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure and working capital needs for the next twelve months.

Critical Accounting Estimates

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments and assumptions that affect the amounts we report. Actual results may differ from those estimates. To better understand our business activities and those accounting policies that are important to the presentation of our financial condition and results of operations and that require management's subjective judgements, please see our 2022 Annual Report. We base our judgements on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review is appended, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of the Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•

the extent of our success at introducing new or improved products and solutions that gain market share;

•

the extent of growth of the 3D printing market generally;

• the global macro-economic environment, including headwinds caused by inflation, rising interest rates, changing currency exchange rates and potential recessionary conditions;

•

changes in our overall strategy, including as related to any restructuring activities and our capital expenditures;

•

the impact of shifts in prices or margins of the products that we sell or services we provide;

•

the impact of competition and new technologies;

•

impairments of goodwill or other intangible assets in respect of companies that we acquire;

•

the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;

  the degree of our success at locating and acquiring additional value-enhancing, inorganic technology that furthers our business plan to lead in the realm of polymers;
  the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties have been and may continue to have on our supply chain and distribution network, and, consequently, our ability to successfully sell both our existing and newly-launched 3D printing products;
  the potential adverse effects that inflation, and actions taken to reduce inflation, such as increased interest rates, are having or may have on the macro-economic environment, and the degree of our resilience (and that of our customers and suppliers) to those effects, which may have significant consequences for our operations, financial position and cash flows;

•

global market, political and economic conditions, and in the countries in which we operate in particular;

•

government regulations and approvals;

•

litigation and regulatory proceedings;

•

infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;

  potential cyber attacks against, or other breaches to, our information technologies systems;

•  the extent of our success at maintaining our liquidity and financing our operations and capital needs;

•

impact of tax regulations on our results of operations and financial conditions;

•

those factors referred to in Item 3.D, “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2022 Annual Report, as supplemented herein, as well as in other portions of the 2022 Annual Report Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2022 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Reference is made to Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2022 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings from time to time. For a discussion of our litigation status, see Note 12-“Contingencies” in the notes to our unaudited condensed consolidated interim financial statements attached as Exhibit 99.1 to the Form 6-K.

RISK FACTORS

Adverse macro-economic trends such as inflation and higher interest rates have been adversely affecting, and may continue to adversely affect, potentially in a more material manner (including due to measures taken to reduce their impact),  our business, results of operations and financial condition.

Certain global macro-economic trends that were triggered, in large part, by the COVID-19 pandemic and the world’s reaction to it, have been adversely impacting the global economic environment in the post-pandemic period. The infusion of money into circulation as part of a “loose” monetary policy to encourage consumer spending, along with historically low interest rates for an extended period of time, which were designed to ease economic conditions during the pandemic, triggered upwards pressure on prices of goods and services. Supply chain delays, initially caused by closures during the pandemic, and rising shipping costs, which have been exacerbated by the ongoing Russian invasion of the Ukraine, have contributed further towards inflationary pressures on many goods and commodities globally. The high rates of inflation globally have caused governments and central banks to act to curb inflation, including by raising interest rates, which may potentially stifle economic activity and cause a recession, whether in individual countries or regions, or globally. In certain cases, shifts in interest rates have impacted investor preferences as to investments in different countries, which has triggered shifts in exchange rates between various currencies, which has, in turn, exerted an unsteady impact on our results of operations.
We cannot predict what impact these current or prospective macro-economic trends may have on our target markets and our expected results of operations. For example, rising interest rates which are meant to slow down inflation may worsen credit/financing conditions for our customers and adversely impact their ability to purchase our products.
In light of these uncertainties, we continue to monitor the cost-control measures that we first implemented in February 2020, when the COVID-19 pandemic began, some of which we have maintained in place since that time.
While we believe that we are well-positioned to withstand the current adverse macro-economic trends, given our balance sheet (primarily due to our cash reserves and lack of debt) and our emphasis on operational efficiencies and execution, we continue to monitor the situation, assessing further implications for our operations, supply chain, liquidity, cash flow and customer orders, in an effort to mitigate potential new adverse consequences should they arise. However, there is no assurance that we will succeed at doing so.
A potential downturn could also have a material adverse impact on our business partners’ stability and financial strength. Given the uncertainties associated with these macroeconomic trends, it is difficult to fully predict the magnitude of their effects on our, and our business partners’, business, financial condition and results of operations.
The guidance that we provide for 2023 and future periods (including medium term guidance) may lack the degree of certainty that we once had in providing guidance, due to the number of variables surrounding the current macro-economic environment.
The trends associated with the current economic environment may also have the effect of amplifying many of the other risks described under the caption “Item 3. Key Information— D. Risk Factors” in our 2022 Annual Report.